Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

March 31, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Aurizon Mines Ltd.
Annual Report on Form 40-F

Dear Sir or Madam:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Aurizon Mines Ltd. hereby transmits for filing via EDGAR its Annual Report on Form 40-F for the fiscal year ended December 31, 2008.

In the event that you have any questions or comments regarding the Form 40-F, please do not hesitate to contact the undersigned at the above-noted telephone number.

Very truly yours,

AURIZON MINES LTD.

(signed)
Julie A.Stokke Kemp
Corporate Secretary

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